Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

May 15, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Kuhn
Theresa Brillant
Eddie Kim
Mara Ransom

Re:	RIKU DINING GROUP Ltd
Draft Registration Statement on Form F-1
Submitted March 13, 2025
CIK No. 0002058976

Dear Messrs. Brillant, Kim, and Ransom:

On behalf of our client, RIKU DINING GROUP Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated April 10, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “DRS”). Contemporaneously, we are filing the Amendment No. 1 to the Draft Registration Statement on Form F-1 via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the United States Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter. Capitalized terms used below without definition have the meaning given to them in the Amendment No. 1.

Draft Registration Statement on Form F-1 submitted March 13, 2025

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese or Hong Kong operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in Hong Kong and that this structure involves unique risks to investors. In this regard, we note your disclosures on pages 5 and 25. Your disclosure should be expanded to acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

United States Securities and Exchange Commission May 15, 2025 Page 2

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Amendment No. 1.

2.	Disclose on the cover page how regulatory actions related to your business in Hong Kong poses risks to you, such as enforceability of civil liabilities, anti-monopoly concerns, and China’s Enterprise Tax Law and whether such regulations have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Please also include such risk factor disclosure in appropriate sections and discuss how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Make consistent revisions in your Prospectus Summary and Risk Factors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 5, 7, 8, 9, 20, 28, 29, 30, 31, 32, 34, 36, Alt-12, Alt-13, Alt-14, Alt-15, Alt-16, Alt-17, Alt-18 and Alt-19 of the Amendment No. 1.

3.	Please briefly describe the “additional items of value” you will be paying to the underwriters in connection with this offering.

Response: In response to the Staff’s comment, the Company has deleted the disclosure on the cover page of the Amendment No. 1.

4.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 4, 5, 6, 7, 8, 9, 12, 28, 29, 30, 31, 32, 33, 34, 36, 40, Alt-12, Alt-13, Alt-14, Alt-15, Alt-16, Alt-17, Alt-18, Alt-19, Alt-21 and Alt-22 of the Amendment No. 1.

United States Securities and Exchange Commission May 15, 2025 Page 3

Prospectus Summary, page 1

5.	Refer to the first sentence under the section titled “Transfers of Cash to and From Our Subsidiaries” on page 3. Disclose the source of “[y]our cash management policies and procedures” (e.g., whether they are contractual in nature, pursuant to regulations, etc.). In this regard, we also note your disclosure on page 4, stating that “[y]our CA Operating Subsidiaries do not maintain cash management policies or procedures” and that “[o]ther than the above, [you] did not adopt or maintain any cash management policies and procedures.” Please revise your disclosure to clarify whether other entities involved in the Corporate Reorganization, including the HK Operating Subsidiaries, maintain such policies or procedures. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to each of these other discussions in the prospectus summary, summary risk factors and risk factors. Make consistent revisions in your resale prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 3, 4, 6, 36, 59, Alt-12 and Alt-13 of the Amendment No. 1.

6.	Provide a clear description of how cash is transferred through your organization. In this regard, we note your disclosure on page 4: “As of the date of this prospectus, no transfers were made from the Company to its CA Operating Subsidiaries.” We also note similar disclosure on page Alt-9. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries (other than CA Operating Subsidiaries), and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 3, 4, 6, 36, 59, 78, 127, Alt-12 and Alt-13 of the Amendment No. 1.

7.	We note your disclosure under “Risks Related to Doing Business in Hong Kong.” Please expand this section to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also revise page 25 to reflect any additional disclosure.

United States Securities and Exchange Commission May 15, 2025 Page 4

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 28, 29, 30, 31, 32, Alt-14 and Alt-15 of the Amendment No. 1.

8.	We note your disclosure regarding, among other things, “Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws” on pages 5 and 26. Please expand your disclosure to discuss how relevant regulatory actions have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 33 of the Amendment No. 1.

9.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, please disclose the basis for your disclosure that you “do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this Offering,” on page 25.

Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 8, 12, 31, 33, 40, Alt-2, Alt-17, Alt-21 and Alt-22 of the Amendment No. 1.

Risk Factors

Failure to cost-effectively acquire new customers, page 13

10.	Revise to clarify whether you have a membership or rewards program that facilitates your ability to track new and existing customers. If so, provide quantified data around the growth of such categories using your financial statement reporting periods as comparative reference points.

United States Securities and Exchange Commission May 15, 2025 Page 5

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 16 of the Amendment No. 1.

Our financial condition and results of operations in Canada depend, page 14

11.	Please revise to provide additional disclosure regarding the limitations on enforcement of obligations to the Company due to bankruptcy or insolvency of any sub-franchisee.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 17 and 18 of Amendment No. 1.

Rising commodity prices or other operating costs, page 16

12.	We note your risk factor indicating that rising prices could adversely affect your financial performance. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Make consistent revisions in your discussion of “Efficient Restaurant Operations,” as needed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 70 of the Amendment No. 1.

There are political risks associated with conducting business in Hong Kong., page 26

13.	Refer to the second paragraph under this section. Please revise to clarify what “other recent actions” entail.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 34 of the Amendment No. 1.

Industry Review, page 41

14.	We note your reference to the Frost & Sullivan Report commissioned by you. Please file a consent as an exhibit in connection with the use of the Report in accordance with Rule 436 of the Securities Act.

Response: In response to the Staff’s comment, the Company has filed a consent as Exhibit 23.3 to the Amendment No.1.

United States Securities and Exchange Commission May 15, 2025 Page 6

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 67

15.	For each of your revenue and expense categories, please revise to discuss the reasons underlying the factors causing material changes in your revenues and expenses. For example, discuss the reason customer traffic decreased at your self-operated restaurants. Refer to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 75 and 77 of the Amendment No.1.

Revenue, page 68

16.	Please revise to quantify impacts of changes in price and volume on revenue. Refer to Item 5.A.1 of Form 20-F. In addition, please revise your revenue discussions to quantify the effects of new restaurant openings to your revenue and, if known, to further categorize your revenue streams between those from new restaurant sales and existing restaurant sales.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 75 of the Amendment No. 1.

Business

Our Growth Strategies, page 88

17.	We note your disclosure regarding your plan “to continue expanding [y]our global presence through a combination of new restaurant openings and strategic sub-franchising,” including in “major U.S. cities.” Please revise your disclosure to elaborate upon such plans by quantifying historical new store and sub-franchise openings for the financial reporting periods disclosed and, if known, projected new store and sub-franchise openings in the near future and specific locations. If your master franchise agreement requires you to open a certain minimum number of stores, revise to quantify as much. In an appropriate place in your prospectus, revise to discuss relevant costs of such expansions, including real estate costs, and risks particular to the region, such as labor costs associated with changes in immigration policies in the United States, changes in tariff policies against other countries, including Canada and Japan, and market saturation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 20, 95 and 96 of the Amendment No. 1.

18.	We note that you “intend to manufacture and sell packaged ramen in supermarkets across Canada.” Please discuss, to the extent material, anticipated distribution date, costs incurred to date and budgeted costs associated with the new product, or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Amendment No. 1.

United States Securities and Exchange Commission May 15, 2025 Page 7

Supply Chain Network, page 93

19.	We note your disclosure that you “do not currently have written contracts with any of our suppliers.” However, we note your disclosure on page 97 under “Supply Chain Obligations” section, explaining how you “source certain key ingredients” directly from Ajisen Franchisor. Revise to elaborate upon your obligations to your franchisor.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 of the Amendment No. 1.

Our Relationships with Certain Franchisors, page 96

20.	We note your use of “a certain percentage” to describe the franchise fees you are required to pay and the sub-franchise fees required to be paid to you under this section and elsewhere. Please revise to provide the actual amount(s), range(s), or description of customary amounts (e.g., low single digits).

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 72, 75, 76, 85, 98, 103, 105, 106, 107, 108 and F-14 of the Amendment No. 1.

21.	Please file as exhibits your agreements (or form of agreement, if standardized) with sub-franchisees, including the “sub-franchise agreements” for Ajisen Ramen sub-franchisees in Canada, and “[y]our own separate arrangement” with each sub-franchisee for Yakiniku Kakura and Ufufu Café in Hong Kong. Otherwise, provide us with your legal analysis as to why they are not required to be filed. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has analyzed the agreements or contracts made in connection with sub-franchisees, including the “sub-franchise agreements” for Ajisen Ramen sub-franchisees in Canada, and “[y]our own separate arrangement” with each sub-franchisee for Yakiniku Kakura and Ufufu Café in Hong Kong, with the goal of determining whether any of those agreements or contracts meet the definition of a contract required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K, and has determined that none of the agreements or contracts made in connection with sub-franchisees meet the definition of “material contract” as set forth in Item 601(b)(10) of Regulation S-K. Item 601 of Regulation S-K requires that the registrant file “[e]very contract not made in the ordinary course of business that is material to the registrant.” If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and therefore will not be required to be filed, unless (a) it is a plan, contract or arrangement that falls within one of the categories listed in Item 601(b)(10)(iii) or (b) it falls within one of the exceptions listed in Item 601(b)(10)(ii), including the exception that any contract upon which the registrant’s business is substantially dependent must be filed. These agreements clearly do not fall within one of the one of the categories listed in Item 601(b)(10)(iii), and neither do they fall within any of the exceptions listed in Item 601(b)(10)(ii).

United States Securities and Exchange Commission May 15, 2025 Page 8

In the international restaurant operator industry, in the ordinary course of their business, it is typical for many players in the market to, at some point, once they have reached a certain critical mass, which might include an established brand and operations, to begin to franchise their restaurant concept to third parties, to enable the franchisor company to more rapidly and efficiently scale its business, and broaden its market and brand, with correspondingly less significant capital costs than opening its own restaurants. In this case, the Company entered into the sub-franchise agreements in the ordinary course of the Company’s business, and going forward, on an ongoing basis and in the ordinary course of its business, the Company expects to continue to enter into agreements or contracts with sub-franchisees.

Further, the Company is not substantially dependent on any of these agreements. The revenues derived from management services fees and franchise revenue, in each case for sub-franchised restaurant stores, represented only 6.5% and 0.7% of total revenues for the year ended September 30, 2024, and 6.0% and 0.7% of total revenues for the year ended September 30, 2023. Additionally, there were only 2 sub-franchised restaurants, for the year ended September 30, 2024, as compared to 10 self-operated restaurants. Finally, should any contract or arrangement with a sub-franchisee be terminated, the Company believes there would not be a material adverse effect on its business, financial condition or operations, and would seek out, in the ordinary course of business, a new or replacement sub-franchisor, as and to the extent it determines that a new or replacement sub-franchisor is in the best interest of the Company at such time.

For the foregoing reasons, the Company views these agreements to be ordinary-course business agreements between the Company and the respective counterparties, on which the Company is not substantially dependent. Notwithstanding the foregoing, the Company acknowledges that, if the Company’s business was “substantially dependent” on any of these agreements, then it would be required to file them as material contracts under Item 601(b)(10) of Regulation S-K.

Regulations, page 102

22.	Revise to consistently provide a description of the material effects of government regulations on the company’s business, consistent with Item 4.B.8 of Form 20-F. For example, we note your disclosure under “Demerit points system” section on page 103. Please revise to state whether any “demerit points” have been registered against the HK Operating Subsidiaries.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 7, 8, 9, 28, 29, 30, 31, 32, 33, 34, 110, Alt-13, Alt-14, Alt-15, Alt-16, Alt-17, Alt-18 and Alt-19 of the Amendment No. 1.

United States Securities and Exchange Commission May 15, 2025 Page 9

Related Party Transactions, page 119

23.	Revise to clarify your description of the nature of the relationship with you and Unico HK Corporation Limited by identifying the senior executive and legal representative in common, consistent with Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 126 and F-24 of the Amendment No. 1.

24.	We note the following disclosure under “Due from related parties” on page 120: “The Company expects to fully collect the September 30, 2024 due from related parties balance by the end of March 2025.” Please revise to update whether the Company has fully collected the dues as of end of March 2025.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 127 and F-25 of the Amendment No. 1.

Enforcement of Civil Liabilities, page 140

25.	We note your disclosure that “all of [y]our directors and executive officers named in this prospectus reside in Canada and Hong Kong and most of their assets are located in Canada and Hong Kong.” Please revise to identify the relevant individuals residing in Hong Kong, or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 147 of the Amendment No. 1.

Report of Independent Registered Public Accounting Firm, page F-2

26.	Please provide a conformed signature in the audit report and confirm to us that you received a signed report from the auditor.

Response: In response to the Staff’s comment, the conformed signature of the audit firm has been added in the audit report on page F-2, and it is confirmed that the Company has received a signed report from the auditor.

Management service fees, page F-14

27.	You disclose that management service fees are recognized over the period when the services are rendered on a continuous basis. Please specifically disclose the period services are rendered, such as monthly or amortized over the contracted period.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-14 of the Amendment No. 1.

United States Securities and Exchange Commission May 15, 2025 Page 10

Notes to Consolidated Financial Statements

Note 1 - Organization and Business Description

Revenue recognition

Franchise revenue, page F-14

28.	We note that you recognized franchise fees at a point in time when you satisfy your performance obligations, which you determined to be when the sub-franchisee begins operations. Please tell us why you do not recognize the franchise fees over the expected period of benefit of the franchise, which appears to be the franchise agreement’s duration.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 75, 85, and F-14 of the Amendment No. 1.

Item 7. Recent Sales of Unregistered Securities, page I-1

29.	We note your disclosure that “[t]he Company has not issued or sold any other securities” other than “one Ordinary Share” issued to “Mr. Mark Luk.” According to your disclosure elsewhere, including on page 2, the Controlling Shareholder, Selling Shareholders, and “Other Shareholders” will hold shares of the Company “Pre-IPO.” Please provide the information called for by Item 7 of Form F-1 and Item 701 of Regulation S-K, or advise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company will have completed its corporate reorganization prior to the offering, and that the Controlling Shareholders, Selling Shareholders and Other Shareholders referred to in Amendment No. 1 will have received securities of the Company solely in connection with the Corporate Reorganization (as shareholders of Master Central Holdings Limited who will have exchanged their shares in Master Central Holdings Limited for newly issued shares of the Company), other than Mr. Mark Luk who was issued one Ordinary Share in connection with the Company’s formation).

Signatures, page I-4

30.	You indicate here that Mr. Ngai will sign the registration statement as the Chief Financial Officer of another entity. Revise to provide the signature for your principal financial officer, controller or principal accounting officer at the time of effectiveness of the registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page I-4 of the Amendment No. 1.

United States Securities and Exchange Commission May 15, 2025 Page 11

General

31.	Refer to page Alt-1 of the Resale Prospectus. We note your disclosure that your company structure “involves unique risks to investors” and discussion about the impact to your business in the event that your Hong Kong subsidiaries were to become subject to PRC laws and regulations. Please revise to state that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. In this regard, we note that you refer the reader to “‘Risk Factors -Risks Related to our Corporate Structure’ for further information,” but that section does not include relevant discussions pertaining to your “structure.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page Alt-1 of the Amendment No. 1.

32.	Please file your term loan facility agreements with RBC as exhibits or provide us with your legal analysis as to why they are not required to be filed. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has analyzed the loan facility agreements with RBC, with the goal of determining whether any of those agreements meet the definition of a contract required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K, and has determined that none of these agreements meet the definition of a “material contract” as set forth in Item 601(b)(10) of Regulation S-K. Item 601 of Regulation S-K requires that the registrant file “[e]very contract not made in the ordinary course of business that is material to the registrant.” If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and therefore will not be required to be filed, unless (a) it is a plan, contract or arrangement that falls within one of the categories listed in Item 601(b)(10)(iii) or (b) it falls within one of the exceptions listed in Item 601(b)(10)(ii), including the exception that any contract upon which the registrant’s business is substantially dependent must be filed. These agreements clearly do not fall within one of the categories listed in Item 601(b)(10)(iii), and neither do they fall within any of the exceptions listed in Item 601(b)(10)(ii).”

In the international restaurant operator industry, in the ordinary course of their business, it is typical for many players in the market to enter into financing arrangements for working capital, in particular with respect to the purchase of new equipment and the opening of new restaurants. The opening of a new restaurant is a capital intensive endeavor, and financing arrangements for working capital are therefore typical, to provide the borrower with sufficient access to upfront capital. Each of the loan facility agreements with RBC were made in the ordinary course of the business of the respective subsidiary, in order to finance capital costs, leasehold improvements and similar costs by such subsidiary. Additionally, each of these loan agreements was entered into pursuant to the “Canada Small Business Financing Program” operated by the Canadian government, the goal of which is to encourage and support small businesses in Canada. It is in the ordinary course that small businesses in Canada utilize this resource available.

Further, each of the loan facility agreements with RBC was entered into at the subsidiary level of the Group, and is secured by the equipment and leaseholds held by such subsidiary. No guarantee is provided by the Company for any of these loan agreements; rather, certain of these loan agreements are personally guaranteed by officers, directors or shareholders within the Group, but not by the Company itself. The borrowed amount under each of these agreements is also immaterial, in particular when compared against the Company’s financials. For example, the term loan facility with the largest borrowings, is for approximately $255,347, and when compared against total revenues of $18,089,745 for the fiscal year 2024, represents only approximately 1.4% of total revenues for the fiscal year 2024. Further, such term loan facility, when compared to total assets of $11,371,441 for the fiscal year 2024, represents only approximately 2.2% of the total assets for the fiscal year 2024. Further, each of the loans under these agreements was advanced between 2017 and 2021, for terms of 48 months to 72 months, and the principal amounts remaining under each loan are not significant. Additionally, each of these loan agreements include standard terms which are regulated by the Canadian government, with such terms such as the interest rate and other terms, being more favorable than terms provided for in normal commercial loans.

Finally, the Company is not substantially dependent on any of these agreements. Each of these agreements was put in place to help fund the capital costs related to a specific subsidiary. Further, given that such financing arrangements in the international restaurant operator industry are common, and in this case, as is typical, are secured by the collateral of the equipment and leasehold held by such borrower, the Company believes that should any of such agreements be terminated, there would not be a material adverse effect on the Company’s business, financial condition or operations, and that the Company or relevant subsidiary would seek out, in the ordinary course of business, a new or replacement bank for financing as needed.

For the foregoing reasons, the Company views these agreements to be ordinary-course business agreements between the relevant Company subsidiaries and RBC, on which the Company is not substantially dependent. Notwithstanding the foregoing, the Company acknowledges that, if the Company’s business was “substantially dependent” on any of these agreements, then it would be required to file them as material contracts under Item 601(b)(10) of Regulation S-K.

33.	Please file as exhibits the “Lock-Up Agreements” described in the Draft Registration Statement, including on pages 11 and 142, or provide us with your legal analysis as to why they are not required to be filed. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will file the Form of Lock-Up Agreement as Exhibit 10.1 to the Amendment No. 1.

34.	We note your disclosure on pages 115, stating that, you “intend to rely on certain . . . exemptions [from corporate governance requirements] under the Nasdaq listing rules” as a “controlled company.” We also note similar disclosure elsewhere, including on page Alt-14. However, you state the following on page Alt-1: “However, even if we are deemed as a ‘controlled company,’ we do not intend to avail ourselves of the corporate governance exemptions afforded to a ‘controlled company’ under the Nasdaq Stock Market Rules.” Please revise to reconcile these differences.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page Alt-1 of the Amendment No. 1.

Please call me at 212-407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Janeane Ferrari, Esq.

Janeane Ferrari, Esq.

Partner

cc: Luk Siu Fung Mark, Vice Chairman and Executive Director of Riku Dining Group Limited